

May 3, 2019

Scott Sozio
Chief Executive Officer
MTech Acquisition Holdings Inc.
10124 Foxhurst Court
Orlando, FL 32836

>        **Re: MTech Acquisition Holdings Inc.**
>            **Amendment No. 2 to Registration Statement on Form S-4**
>            **Filed April 19, 2019**
>            **File No. 333-228220**

Dear Mr. Sozio:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed April 19, 2019

Unaudited Pro Forma Combined Financial Information, page 46

1.      You indicate that the unaudited pro forma combined statement of operations was prepared using MJ Freeway's ("MJF") unaudited historical condensed statement of operations for the year ended December 31, 2018 included elsewhere in your filing. However, financial statements covering this period are not included in your filing. Please clarify how the MJF financial information was derived. Refer to Rule 11-02(c)(3) of Regulation S-X.

The Business Combination Proposal
MTech's Board of Directors' Reasons for the Approval of the Business Combination, page 91

2.      Please include your response to prior comment 1 in your registration statement as

assumptions underlying your belief regarding the 50% annual organic revenue growth projections for MJF in the next several years. In addition, discuss the limitations of those assumptions, such as any risks and/or uncertainties regarding your future plans to monetize client data.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc:     Tamar Donikyan, Esq.